SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) No. 06.164.253/0001-87
N.I.R.E. (Companies Registrar) No. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON DECEMBER 21, 2004

Date, Time and Place of Meeting: December 21, 2004, at 9:00 a.m., at the company’s headquarters located at Rua Tamoios, 246, térreo, Jardim Aeroporto, CEP 04630-000, in the city of São Paulo, State of São Paulo. Attendance: The totality of the Board members attended the Meeting and members invited by the Company also attended the Meeting. Presiding Board: Mr. Constantino de Oliveira Jr., as Chair of the meeting, invited me, Henrique Constantino to be the Secretary of the meeting. Call: A call was made in writing in advance as provided for in the By-Laws. Agenda: To resolve on (i) the approval of the Budget for 2005; (ii) introduction of new Member of the Board of Directors; and (iii) programming of Meeting Schedule for 2005. Resolutions taken by Unanimous Vote: After necessary clarifications: (i) the Company’s Budget was approved for 2005, which shall have a copy initialed by the Presiding Board and shall remain filed at the company’s headquarters; (ii) Mr. Luiz Kaufmann, a Brazilian citizen, engineer, married, with identity card RG 7,162,266-SSP/SP and individual taxpayer’s register CPF 036,200,699-72, resident and domiciled in the city of São Paulo, State of São Paulo, with address at Rua Funchal, 263, cj. 44, Vila Olímpia, CEP 04551-904, elected for the Board of Directors on December 9, 2004, was introduced to the other Board members, who approved his election also to integrate the Audit Committee, from this present date, complying with an unified term of office of one (1) year, jointly with other members already elected for the referred Committee; (iii) the realization of six (6) Board of Directors meetings was approved for 2005, on March 4, April 25, June 24, July 22, October 21 and December 20, all of them to be held at 09:00 a.m., at the company’s headquarters; (iv) in addition, (a) the Board members decided to approve the company’s capital structure policy and funding plans for 2005, in compliance with assumptions and needs of the Company and the market, legal requirements and those included in the Shareholders’Agreement. A summary of the policy and plans aforementioned was initialed by the Presiding Board and shall remain filed at the company’s headquarters; (b) The Board members decided to maintain the dividend distribution policy at a ratio of twenty-five per cent (25%), which shall be paid thirty (30) days after the approval of the financial statements related to 2004 by the Annual General Meeting to be held on March 24, 2005; (c) finally, the Board members elected Mr. Marcos Roberto Morales, a Brazilian citizen, married, consultant, with identity card RG 16,369,520-9, individual taxpayer’s register CPF 068,618,238-30, resident and domiciled in the city of São Paulo, State of São Paulo, to compose the Company’s Compensation Committee from this present date, with an unified term of office of one (1) year, jointly with other members already elected for the referred Committee. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, December 21, 2004

Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.